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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October   , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON REPORTS STRONG Q3 PRODUCTION RESULTS

Toronto, Ontario – October 15, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce third quarter 2020 production results from the Platosa Mine in Durango, Mexico.

Q3 2020 Production (compared to Q3 2019)

●	Silver equivalent (“AgEq”) production increased 23% to 524,312 AgEq oz
(Q3 2019 – 427,131 AgEq oz)

○	Silver production increased 27% to 326,909 oz (Q3 2019 – 257,497 oz), the strongest quarter of silver production since Q2 2014
○	Lead production increased 71% to 2.2 million lb (Q3 2019 – 1.3 million lb)
○	Zinc production increased 66% to 2.7 million lb (Q3 2019 – 1.7 million lb)

●	Record mined tonnes from Platosa during the quarter
●	Private electricity contract now in place, promising savings on largest operational cost

“Our operations team performed exceptionally well in Q3 in all areas, managing the restart and delivering record mined tonnage from Platosa, while keeping our people safe through the threat of COVID-19,” stated Brendan Cahill, President & CEO. “We continue to implement all measures necessary to minimize the impact of the pandemic on our people and the operations. Additionally, we have now secured a private electricity contract linked to natural gas prices, which we expect to deliver much lower prices in this critical cost centre going forward, driving down costs overall.”

Production Results

	Q3 2020	Q3 2019	9-mos 2020	9-mos 2019
Tonnes Mined	21,877	18,167	45,046	56,967
Tonnes of ore processed	22,612	17,235	42,941	53,968
Tonnes of historical stockpile processed	-	-	-	1,450
Tonnes Milled	22,612	17,235	42,941	55,419
Ore grades
Silver (g/t)	483	512	510	520
Lead (%)	5.26	4.44	5.34	4.81
Zinc (%)	6.81	5.97	6.80	7.13
Historical stockpile grades
Silver (g/t)	-	-	-	123
Lead (%)	-	-	-	1.22
Zinc (%)	-	-	-	1.44
Blended head grades
Silver (g/t)	483	512	510	509
Lead (%)	5.26	4.44	5.34	4.72
Zinc (%)	6.81	5.97	6.80	6.98
Recoveries
Silver (%)	93.0	87.2	91.4	89.2
Lead (%)	85.0	77.7	84.0	78.9
Zinc (%)	80.9	76.5	78.3	78.1
Metal Production*
Silver (oz)	326,909	257,497	642,109	794,746
Lead (lb)	2,227,511	1,304,538	4,247,172	4,444,278
Zinc (lb)	2,746,328	1,654,175	5,036,098	6,363,203
AgEq (oz)**	524,312	427,131	1,082,978	1,532,330
Average Realized Prices
Silver ($)	24.82	17.65	20.18	15.78
Lead ($)	0.84	0.94	0.80	0.88
Zinc ($)	1.10	1.07	0.99	1.15

* Subject to adjustment following settlement with concentrate purchaser.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

The operation continued to realize improvements during the third quarter from the site organizational changes implemented prior to the pandemic-mandated shutdown. Improvements were recognized in lower consumable costs, lower workforce costs, an increased in mine efficiency, improved mine extraction by month and increased equipment reliability. At the process plant, a focus on feed blending, reagent optimization and workforce shift schedule reorganization has resulted in plant operational stabilization and increased metal recoveries with lower unit cost. Head grades were consistent with past performance, with reduced silver feed grades the product of current mining areas and ordinary course variations. Ongoing focus on business improvements and lower electricity prices from the newly activated power contract at Platosa are expected to continue improving the operation’s economics.

The Company expects to file Q3 2020 financials on or about November 13, 2020.

COVID-19 Update

Excellon continues to implement measures to prevent COVID-19 among the workforce and local communities and to monitor the effectiveness of these measures in mitigating any potential impact on our business activities. Our actions have been successful to-date and the pandemic has not had any material impact on production or shipment of concentrate from any of the Company’s operations.

Update on Silver City Drilling Results

Drilling has continued as planned on the Company’s Silver City Project since early July. The Company has, however, experienced significant delays in the return of assays from drilling on the project, which is also being experienced across the industry. Core samples are sent from Frieberg to the external assaying laboratory’s sample preparation facility in Poland for sample preparation. These samples are then flown a central laboratory in British Columbia, Canada for processing. The logistics of this process, combined with other COVID-19-related challenges and bull-market demand for assaying services, have resulted in delays in receiving assays. The Company expects to release assay results from the ongoing program in due course.

Qualified Persons

Paul Keller, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: October 16, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer